ASG – 6/30/2011 NSAR Filing exhibit

Item 77c

On June 30, 2011 the Annual Meeting of Shareholders of the Fund was held to elect two Directors. On April 1, 2011, the record date for the meeting, the Fund had outstanding 30,080,350 shares of common stock. The votes cast at the meeting were as follows:

Proposal to elect two Directors:

	For	Withheld
John A. Benning	22,363,442	3,898,538
Richard C. Rantzow	22,385,817	3,876,163